UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 7, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cash America International, Inc.

File No. 001-9733 CF# 21992

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Cash America International, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits to a Form 10-Q filed on April 28, 2008.

Based on representations by Cash America International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through March 15, 2011
Exhibit 10.2	through March 15, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Eloise Bavaria
Special Counsel